Exhibit (a)(1)(H)

AMENDED AND RESTATED

LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS,

TRUST COMPANIES AND OTHER NOMINEES

Amended and Restated

Offer to Purchase for Cash

by

QUINPARIO ACQUISITION CORP.

of

Up to 9,200,000 of its Warrants to Purchase Common Stock

at a Purchase Price of $1.00 Per Warrant

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 7, 2014 OR SUCH LATER TIME AND DATE TO WHICH THE OFFER IS EXTENDED.

June 18, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Quinpario Acquisition Corp. (the “Company”, “we”, “us” or “our”) is offering to purchase up to 9,200,000 of its outstanding public warrants (the “Warrants”), at a purchase price of $1.00 per Warrant, in cash, without interest (the “Purchase Price”), for an aggregate purchase price of $9,200,000 (each of the Warrants representing the right to purchase one share of common stock, par value $0.0001 (the “Common Stock”), at an exercise price of $12.00 per share) upon the terms and subject to certain conditions described in the Amended and Restated Offer to Purchase (“Offer to Purchase”) and in the related Amended and Restated Letter of Transmittal (“Letter of Transmittal”, which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Because of the proration provisions described in the Offer to Purchase, we may purchase less than all of the Warrants tendered by a Warrant holder if more than an aggregate of 9,200,000 Warrants are properly tendered and not properly withdrawn. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase. Please furnish copies of the enclosed materials to your clients for whom you hold Warrants registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase dated June 18, 2014;

2.	Letter of Transmittal (including substitute Form W-9), for your use in accepting the Offer and tendering Warrants of your clients;

3.	Amended and Restated Letter to Clients, for you to send to your clients for whose account you hold Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.	Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary.

Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer.

Warrant holders who choose not to tender will not receive cash for their Warrants.

The Offer is only available for outstanding Warrants. The Company also has outstanding Common Stock and Units, each Unit consisting of one share of Common Stock and one Warrant. On behalf of your clients, you may tender Warrants that are included in Units, but to do so such Warrants must first be separated from the Units prior to tendering such Warrants. See “The Offer—Section 3. Procedures for Tendering Warrants” of the Offer to Purchase. On the terms and subject to the conditions of the Offer, Purchasers will only pay for Warrants validly tendered and not properly withdrawn before the Expiration Date.

Certain conditions of the Offer are described in “The Offer—Section 6. Conditions of the Offer” of the Offer to Purchase. All tenders must be in proper form as described in “The Offer—Section 3. Procedures for Tendering Warrants” of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 11:59 p.m., New York City time, on July 7, 2014 or such later time and date to which the Offer is extended.

Under no circumstances will interest be paid on the Purchase Price of the Warrants regardless of any extension of, or amendment to, the Offer or any delay in paying for such Warrants.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than to the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

As withholding agent for your clients, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN, W-8IMY or Form W-8ECI, as applicable, in accordance with appropriate accepted procedures. This withholding obligation is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone number and address listed below.

Very truly yours,

    Quinpario Acquisition Corp.

Nothing contained in this letter or in the enclosed documents shall render you or any other person an agent of the Company, the Information Agent or the Depositary or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

470 West Avenue, 3rd Floor

Stamford, CT 06902

Telephone: (800) 662-5200

Banks and brokerage firms: (203) 658-9400

quinpario.info@morrowco.com

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